EXHIBIT 99.1

DeFi Technologies Announces Venture Portfolio Company Stablecorp's Selection of VersaBank as Custodian for QCAD Digital Trust, Advancing Canada's First Compliant CAD Stablecoin

Custody with a federally regulated Schedule I bank strengthens institutional readiness for Stablecorp Digital Currencies Inc.'s QCAD as adoption scales

  VersaBank will act as custodian for Stablecorp's QCAD Digital Trust, strengthening the institutional and regulatory-grade infrastructure behind QCAD, Canada's first compliant CAD stablecoin.
  The agreement is designed to support scaled adoption of tokenized Canadian dollars, with VersaBank earning custody fees based on assets held and a spread on QCAD deposits, highlighting custody as a long-term growth revenue stream.
  For DeFi Technologies, this is another validation point for its Stablecorp investment and QCAD strategy, reinforcing plans to expand QCAD-linked products, deepen liquidity and market access, and support long-term security as usage grows.

TORONTO, Feb. 4, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that its venture portfolio company Canada Stablecorp Inc. ("Stablecorp") and the QCAD Digital Trust has signed a definitive agreement under which VersaBank will serve as custodian for the QCAD Digital Trust, supporting reserve custody for QCAD, Canada's first regulatory compliant Canadian-dollar stablecoin.

DeFi Technologies is an investor in Stablecorp and a strategic collaborator focused on scaling QCAD across product development, liquidity and market access, and long-term security planning as volumes and systemic importance grow over time.

Highlights

  Strengthens institutional-grade infrastructure for QCAD: Custody with a federally regulated Schedule I bank adds another layer of operational and regulatory confidence as QCAD expands across payments and capital markets.
  Supports broader distribution and market readiness: Secure, regulated custody of reserve assets is a key building block for deeper institutional adoption and expanded use cases for tokenized Canadian dollars.
  Reinforces DeFi Technologies' venture strategy: The milestone aligns with DeFi Technologies' approach of backing category-defining digital asset infrastructure and supporting commercialization through its integrated platform.

DeFi Technologies' Perspective on the Custody Agreement

VersaBank stated it will provide custody services for the QCAD Digital Trust using its proprietary VersaVault solution. VersaBank also disclosed it expects to earn a fee based on the value of QCAD assets held in custody and a spread based on QCAD deposits.

DeFi Technologies views regulated custody of reserve assets as a foundational requirement for stablecoin scale, particularly as stablecoins transition from early adoption into more mainstream financial workflows.

"Securing this custodial relationship with a federally regulated, Schedule I bank is a significant milestone for our industry, placing Stablecorp at the forefront of modernizing Canada's financial infrastructure." said Kesem Frank, Chief Executive Officer, Stablecorp. "This collaboration with VersaBank marks a new standard for the Canadian digital asset industry, specifically in the context of stablecoin issuance. The VersaVault® solution provides an ideal fusion of regulatory integrity and technological security, which is key to our mission of connecting Canada with the global digital economy in a secure and compliant way."

"QCAD's approval as Canada's first compliant CAD stablecoin was a defining milestone for the Canadian market, and the selection of a federally regulated Schedule I bank as custodian is another important step in building durable, institutional-grade infrastructure around tokenized Canadian dollars," said Johan Wattenström, Chief Executive Officer and Executive Chairman of DeFi Technologies.

"Stablecoins will increasingly be judged not only by their utility, but by the strength of the operating and custody frameworks behind them," said Andrew Forson, President of DeFi Technologies. "This kind of custody relationship helps accelerate institutional comfort and enables the next phase of growth where we see opportunities to expand QCAD-linked products, deepen liquidity pathways, and support broader adoption across regulated market channels."

DeFi Technologies' Ongoing Support for QCAD

As previously announced, DeFi Technologies and Stablecorp intend to focus on scaling QCAD across three core areas: (i) QCAD-integrated product development (including CAD-linked ETPs and structured solutions), (ii) liquidity and market access (including institutional-grade execution and on/off-ramps), and (iii) security and future-proofing as adoption scales.

About the QCAD Digital Trust and Stablecorp
The QCAD Digital Trust is an Ontario trust that holds the reserve assets on behalf of holders of QCAD. Stablecorp is one of Canada's leading digital asset infrastructure companies, focused on building professional-grade blockchain solutions. In partnership with industry leaders, Stablecorp creates refined, scalable and compliant products, such as QCAD, that serve as the foundation for the next generation of financial services. Further information about QCAD, including the reserve assets and the terms and conditions associated with the QCAD program, can be found on the Stablecorp website ( www.stablecorp.ca ) and under the trust's profile on SEDAR+ at www.sedarplus.ca.

About VersaVault®
VersaVault® is the world's first digital vault for security conscious organizations looking to secure their highly sensitive and confidential documents, data, code, blockchain-based assets and more, addressing the need for regulated custody of digital assets with secure platforms. VersaVault® distinguishes itself as a SOC2 Type 1 audited, security-centric digital asset storage solution that utilizes military-grade hardware within a dedicated, private data center specifically designed for highly secure and sensitive operations and is logically air-gapped from both the public internet and public blockchains and not hosted on public cloud infrastructure. VersaVault® implements robust security protocols, including stringent multi-factor authentication, robust identity checks, and mandatory, but adjustable, multi-party approvals authorization for users to securely manage and access their high value assets.

About VersaBank
VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minneapolis-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary tokenized deposits. For more information please visit, www.versabank.com

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to commercial collaborations with Stablecorp; regulation and scaling of the QCAD stablecoin; investor confidence in digital assets generally; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 04-FEB-26